UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kaival brands innovations group, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
483104105
(CUSIP Number)
Nirajkumar Patel 4460 Old Dixie Highway Grant, Florida 32949 (833) 452-4825
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483104105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Kaival Holdings, LLC; IRS No. 83-3519785
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 504,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 504,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.42%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Based on 276,495,148 shares of common stock, par value $0.001 per share, outstanding as of August 21, 2020. Because the reporting persons could convert their shares of Series A preferred stock into 300,000,000 shares of common stock within 60 days of August 21, 2020, such shares have been included in Row 11 and were included for purposes of computing the percentage ownership.

CUSIP No. 483104105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Nirajumar Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 504,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 504,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.42%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 276,495,148 shares of common stock, par value $0.001 per share, outstanding as of August 21, 2020. Because the reporting persons could convert their shares of Series A preferred stock into 300,000,000 shares of common stock within 60 days of August 21, 2020, such shares have been included in Row 11 and were included for purposes of computing the percentage ownership.

CUSIP No. 483104105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Eric Mosser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 504,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 504,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.42%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 276,495,148 shares of common stock, par value $0.001 per share, outstanding as of August 21, 2020. Because the reporting persons could convert their shares of Series A preferred stock into 300,000,000 shares of common stock within 60 days of August 21, 2020, such shares have been included in Row 11 and were included for purposes of computing the percentage ownership.

CUSIP No. 483104105	SCHEDULE 13D

SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by Kaival Holdings, LLC (“KH”), Nirajkumar Patel (“Patel”), and Eric Mosser (“Mosser”) on March 7, 2019. The Amendment No. 1 is being filed on behalf KH, Patel, and Mosser (collectively, the “Reporting Persons”). This Amendment No. 1 relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Kaival Brands Innovations Group, Inc., a Delaware corporation (the “Company”). Except as otherwise specified in this Amendment No. 1, all previous items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 1 relates to shares of Common Stock of the Company. The address of the Company’s principal executive offices is 4460 Old Dixie Highway, Grant, Florida 32949.

Item 2. Identity and Background.

(a)       This Amendment No. 1 is being filed by (i) KH, (ii) Patel, the co-Manager of KH and one of its voting members, and (iii) Mosser, the co-Manager of KH and one of its voting members.

(b)       The principal business of KH is to invest in the Company. Patel is a voting member of KH and serves as the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director. Patel also founded and serves as Chief Executive Officer and Chief Science Officer for various private companies in the CBD industry. Mosser is a voting member of KH and serves as the Company’s Chief Operating Officer, Secretary, and Director. Mosser also founded and serves as Chief Executive Officer of two private companies, one of which is in the electronic cigarettes and vaporizer industry and the other of which runs the internal and external operations for Patel’s companies.

(c)       The address of the business office for each of the Reporting Persons is 4460 Old Dixie Highway, Grant, Florida 32949.

(d)       During the last five (5) years, none of the Reporting Persons have been: (1) convicted in a criminal proceeding (excluding violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)       KH is a Delaware limited liability company. Patel and Mosser are citizens of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

This Amendment No. 1 is being filed to reflect the transactions discussed in Item 4 below. No consideration was exchanged for the return of the Cancellation Shares (defined below) and the issuance of the Preferred Shares (defined below).

Item 4. Purpose of Transaction.

On August 19, 2020 (the “Effective Date”), the Company entered into a Share Cancellation and Exchange Agreement (the “Agreement”) with KH. Prior to entering into the Agreement, KH owned 504,000,000 shares of the Common Stock, which constituted approximately 87.42% of the Company’s issued and outstanding shares of the Common Stock.

Pursuant to the Agreement, KH voluntarily agreed to, and subsequently has, returned to the Company 300,000,000 shares of the Common Stock (the “Cancellation Shares”), which Cancellation Shares were cancelled and retired by the Company.

As a result of returning the Cancellation Shares to the Company, and the subsequent cancellation and retirement of the Cancellation Shares, the Company has 276,495,148 shares of the Common Stock issued and outstanding, of which 204,000,000 shares are held by the KH, constituting approximately 73.78% of the issued and outstanding shares of the Common Stock.

In exchange for the Cancellation Shares the Company issued 3,000,000 shares (the “Preferred Shares”) of its Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) to KH. The exchange of the Cancellation Shares and the issuance of the Preferred Shares was intended to comply with Section 3(a)(9) of the Securities Act of 1933, as amended (the “Act”), in that the issuance is exempt from the registration requirements of the Act because the exchange of the Cancellation Shares for the Preferred Shares was an exchange between the Company, as issuer, with an existing stockholder, and no commission or other remuneration was paid or given directly for the exchange. The Series A Preferred Stock have no voting rights and each share of Series A Preferred Stock is convertible into 100 shares of Common Stock. The holders have the Series A Preferred Stock may convert their Series A Preferred Stock at any time on or after November 1, 2023. Notwithstanding the foregoing, the holders of the Series A Preferred Stock may convert their shares of Series A Preferred Stock prior to November 1, 2023 if a change of control (as provided for in the Certificate of Designation) or upon the occurrence of any other event as determined and agreed to by the Company and the holders holding a majority of the issued and outstanding shares of Series A Preferred Stock. The shares of Common Stock to be issued upon conversion will bear a restricted legend.

Except to the extent provided in this Amendment No. 1, none of the Reporting Persons have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by each Reporting Person is based on 276,495,148 shares of Common Stock issued and outstanding as of August 21, 2020, plus the 300,000,000 issuable upon conversion of the Preferred Shares.

(A)	KH

a.	Aggregate number of shares beneficially owned: 504,000,000

Percentage: 87.42%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 504,000,000

c.	KH has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment No. 1.

(B)	Nirajkumar Patel

a.	Aggregate number of shares beneficially owned: 504,000,000

Percentage: 87.42%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 504,000,000

c.	Mr. Patel has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment No. 1.

(C)	Eric Mosser

a.	Aggregate number of shares beneficially owned: 504,000,000

Percentage: 87.42%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 504,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 504,000,000

c.	Mr. Mosser has not effected any transactions in Common Stock during the past 60 days, except as described in this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Amendment No. 1, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

2	Share Cancellation and Exchange Agreement, dated August 19, 2020, by and between Kaival Brands Innovations Group, Inc. and Kaival Holdings, LLC incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2020.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: August 24, 2020	KAIVAL HOLDINGS, LLC By: /s/ Nirajkumar Patel Name: Nirajkumar Patel Title: Co-Manager

/s/ Nirajkumar Patel Nirajkumar Patel

/s/ Eric Mosser Eric Mosser

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Kaival Brands Innovations Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: August 24, 2020	KAIVAL HOLDINGS, LLC By: /s/ Nirajkumar Patel Name: Nirajkumar Patel Title: Co-Manager

/s/ Nirajkumar Patel Nirajkumar Patel

/s/ Eric Mosser Eric Mosser